March 27, 2008

Robert L. Levy
Chief Financial Officer
Liberty Tax Credit Plus II L.P.
625 Madison Avenue
New York, New York 10022

> **Re: Liberty Tax Credit Plus II L.P.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2007**
> **Filed June 28, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 6, 2007**
> **File No. 000-24660**

Dear Mr. Levy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief